UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Eastman Kodak Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Jay J. Miller

430 East 57th Street

New York, NY 10022

(212) 758-5577

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461 40 6	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS.

The George Karfunkel 2007 Grantor Retained Annuity Trust #1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE	(a) ☐
	INSTRUCTIONS)	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,094,539 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,094,539 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,094,539 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1 See Item 5 herein.

CUSIP No. 277461 40 6	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS.

The George Karfunkel 2007 Grantor Retained Annuity Trust #2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE	(a) ☐
	INSTRUCTIONS)	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,094,539 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,094,539 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,094,539 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1 See Item 5 herein.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, $0.01 par value per share (“Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 343 State Street, Rochester, New York, NY 14650.

Item 2. Identity and Background.

(a)          This Statement is being filed by The George Karfunkel 2007 Grantor Retained Annuity Trust #1 (“Trust #1”) and The George Karfunkel 2007 Grantor Retained Annuity Trust #2 (“Trust #2” and together with Trust #1, the “Reporting Parties” or “Trusts”), with respect to the Common Stock acquired in connection with the transactions described below.

(b)          The business address for each Reporting Party is 430 East 57th Street, New York, NY 10022.

(c)          Jay J. Miller, an attorney practicing law in New York, is the trustee (the “Trustee”) of each Reporting Party. The Trustee’s address is 430 East 57th Street, New York, NY 10022. Mr. Miller solely in his capacity as the Trustee, and not in his individual capacity, may be deemed a reporting party for the purposes of this Statement due to his voting and dispositive power over the shares of Common Stock held by the Trusts.

(d)          During the last five years, neither the Reporting Parties nor the Trustee was convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)          During the last five years, neither the Reporting Parties nor the Trustee was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Parties are trusts organized under the laws of the State of New York. Mr. Miller is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Parties acquired certain shares of Common Stock in connection with the Rights Offerings, as defined below. See the description of the foregoing transactions in Item 4 below.

Item 4. Purpose of Transaction.

On January 19, 2012, the Issuer and certain of its subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Case No. 12-10202 (ALG).

On June 18, 2013, the Issuer entered into a backstop commitment agreement (the “Backstop Commitment Agreement”) with certain parties (collectively, the “Initial Backstop Parties”), including George Karfunkel, the settlor of the Trusts, pursuant to which the Initial Backstop Parties agreed to provide a $406 million commitment to backstop two proposed rights offerings to be conducted in connection with the Plan (as defined below). On August 8, 2013, the GSO/FS Funds assigned and transferred a portion of their commitments under the Backstop Commitment Agreement to various funds managed by Serengeti Asset Management LP (such funds, together with the Initial Backstop Parties, the “Backstop Parties”). In addition to their right to participate in the proposed rights offerings in their capacities as creditors of the Issuer, under the Backstop Commitment Agreement certain of the Backstop Parties were entitled to purchase 10,000,000 shares of Common Stock in the rights offerings. Under the Backstop Commitment Agreement, the Issuer also agreed to pay the Backstop Parties, on the effective date of the Plan, a commitment fee and a consummation fee equal to 4.0% and 1.0% of the rights offerings amount, respectively (collectively, “Backstop Fees”).

On August 23, 2013, the Bankruptcy Court entered an order confirming the revised First Amended Joint Chapter 11 Plan of Reorganization of the Issuer and its Debtor Affiliates (the “Plan”).

On September 3, 2013, the Plan became effective pursuant to its terms and the Debtors emerged from their chapter 11 cases. Upon effectiveness of the Plan, all previously issued and outstanding shares of the Issuer’s common stock were cancelled as were all other previously issued and outstanding equity interests, and, subject to certain exceptions, all obligations of the Debtors under any certificate, equity interest, share, note, bond, indenture, purchase right, option, warrant or other instrument or document directly or indirectly evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors or giving rise to any claim or equity interest was cancelled as to the Debtors and their affiliates, and the Issuer and its affiliates ceased to have any obligations thereunder. The foregoing description of the Plan is not intended to be complete and is qualified in its entirety by the full text of the Plan, which has been filed as Exhibit 2 hereto and incorporated by reference herein.

On the same date, the Issuer issued an aggregate of 34,000,000 shares of Common Stock at a per share purchase price of $11.94, or an aggregate purchase price of approximately $406 million, pursuant to the two rights offerings (the “Rights Offerings”).

On the effective date of the Plan, the Issuer issued 1,094,539 shares of Common Stock to each Reporting Party pursuant to the Rights Offerings.

On September 3, 2013, pursuant to the Plan and the Backstop Commitment Agreement, certain members of the Issuer’s new board of directors as of the effective date of the Plan were selected by the Backstop Parties and the creditors’ committee, including George Karfunkel, the settlor of the Trusts.

Except as discussed in this Statement, neither the Reporting Parties nor the Trustee has any present plans or proposals which relate to or would result in any of the following:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)          As of September 3, 2013, the Reporting Parties and the Trustee may be deemed to be the beneficial owners of an aggregate of 2,189,078 shares of Common Stock, which represent 6.1% of the Issuer’s outstanding Common Stock. George Karfunkel, the settlor of the Trusts and a director of the Issuer, does not beneficially own the shares of Common Stock held by the Trusts, in as much as he does not have sole or shared voting or dispositive power with respect to such shares. For the purposes of this Statement and based on the information provided by the Issuer, the number of shares of outstanding Common Stock consists of 34,000,000 shares of Common Stock issued in connection with the Rights Offerings and 1,700,168 shares of Common Stock issued in satisfaction of the Issuer’s obligations to pay the Backstop Fees.

(b)          The Reporting Parties and the Trustee have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 2,189,078 shares of Common Stock, consisting of 1,094,539 shares held by Trust #1 and 1,094,539 shares held by Trust #2.

(c)          Except for the shares of Common Stock acquired in the transactions described in this Statement, neither the Reporting Parties nor the Trustee has effected any transaction in shares of Common Stock during the 60 days preceding the date of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Registration Rights Agreement

On September 3, 2013, the Issuer, George Karfunkel and the other Backstop Parties entered into a registration rights agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, following the earlier of (i) the filing of the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2013 and (ii) June 30, 2014, certain holders of Common Stock (the “Stockholders”) holding “Registrable Securities” (as defined in the Registration Right Agreement) representing at least 25% of the outstanding Common Stock as of September 3, 2013 may require the Issuer to facilitate a registered offering of Registrable Securities. If such registration has not, however, been consummated prior to September 3, 2015, Stockholders holding Registrable Securities representing at least 10% of the outstanding Common Stock as of September 3, 2013 may require the Issuer to facilitate such a registered offering (such registered offering, the “Initial Registration”). A demand for the Initial Registration may not be made unless the Registrable Securities requested to be sold by the demanding Stockholders have an aggregate market value of at least $75 million. Stockholders also have additional demand and “piggy-back” registration rights, subject to the terms and conditions set forth in the Registration Rights Agreement. The Registration Rights Agreement includes customary indemnification provisions.

The Registration Rights Agreement will terminate on the earliest to occur of (i) the first date on which Registrable Securities having an aggregate market value of at least $25 million are no longer outstanding, (ii) the first date on which all outstanding Registrable Securities are eligible for sale under Rule 144 under the Securities Act of 1933, as amended, and restrictive legends have been removed from all certificates representing the applicable Registrable Securities, and (iii) the fifth anniversary of the Initial Registration.

The Registration Rights Agreement also provides that each certain stockholders, including George Karfunkel (together with certain affiliates) (each an “Investor Group”) may separately, for so long as such Investor Group holds Registrable Securities representing at least 10% of the Common Stock issued and outstanding on September 3, 2013, designate one of its employees (a “Board Observer”) to attend meetings of the Issuer’s board of directors (excluding executive sessions or committee meetings) in a non-voting, non-participating observer capacity and to receive materials delivered to the board of directors for consideration at such meetings, and certain other information.

The rights of an Investor Group to designate a Board Observer will (i) terminate on September 3, 2014 (unless extended by the Issuer’s board of directors in its sole discretion), (ii) be suspended for any period of time during which a representative designated by such Investor Group to be elected or appointed to the Issuer’s board of directors, or an affiliate of such Investor Group, serves as a member of the Issuer’s board of directors and (iii) be subject to such additional requirements, conditions and procedures as the Issuer’s board of directors may from time to time determine, in its sole discretion, to be necessary or appropriate. The Issuer has the right to withhold any notice or information from any Board Observer and to exclude any Board Observer from any meeting or portion thereof to the extent the Issuer’s board of directors determines to be in the best interests of the Issuer, and under certain other circumstances set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which has been filed as Exhibit 3 hereto and incorporated by reference herein.

Distributions to Former Unsecured Creditors of the Issuer

In addition, pending the final determination of the total amount of unsecured claims and the amount of unsecured claims held by the unsecured creditors immediately prior to the effectiveness of the Plan, pursuant to the Plan the Issuer will issue additional shares of Common Stock and net-share settled warrants to purchase Common Stock as distributions to former unsecured creditors on account of their unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan.

Other than as indicated elsewhere in this Statement, neither the Reporting Parties nor the Trustee is a party to any contract, arrangement, understanding, or relationship described in Item 6 of Schedule 13D.

Item 7. Material to Be Filed as Exhibits:

Exhibit 1	Joint Filing Agreement.

Exhibit 2	First Amended Joint Chapter 11 Plan of Reorganization of the Issuer and its Debtor Affiliates, as attached to the Confirmation Order, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on August 29, 2013.

Exhibit 3	Registration Rights Agreement between the Issuer and certain stockholders listed on Schedule 1 thereto, dated as of September 3, 2013, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A filed with the SEC by the Issuer on September 3, 2013.

Signatures

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2013:	THE GEORGE KARFUNKEL 2007 GRANTOR RETAINED ANNUITY TRUST #1

	By:	/s/ Jay J. Miller
Name: Jay J. Miller
Title: Trustee

Date: September 13, 2013:	THE GEORGE KARFUNKEL 2007 GRANTOR RETAINED ANNUITY TRUST #2

	By:	/s/ Jay J. Miller
Name: Jay J. Miller
Title: Trustee

Exhibit 1

Joint Filing Agreement

This Schedule 13D (the “Statement”) is filed on behalf of each of the following reporting parties: The George Karfunkel 2007 Grantor Retained Annuity Trust #1 and The George Karfunkel 2007 Grantor Retained Annuity Trust #2 (individually, a “Reporting Party” and collectively, “Reporting Parties”). Each Reporting Party hereby agrees and consents to the joint filing of the Statement on behalf of each Reporting Party pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. Each Reporting Party represents that it is eligible to file the Statement. Each Reporting Party understands that it is responsible for the timely filing of the Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Party contained in the Statement; each Reporting Party understands that it is not responsible for the completeness or accuracy of the information concerning the other Reporting Party making this filing unless such Reporting Party knows or has reason to believe that such information is inaccurate. The Statement and this Joint Filing Agreement may be executed in more than one counterpart.

Date: September 13, 2013:	THE GEORGE KARFUNKEL 2007 GRANTOR RETAINED ANNUITY TRUST #1

	By:	/s/ Jay J. Miller
Name: Jay J. Miller
Title: Trustee

Date: September 13, 2013:	THE GEORGE KARFUNKEL 2007 GRANTOR RETAINED ANNUITY TRUST #2

	By:	/s/ Jay J. Miller
Name: Jay J. Miller
Title: Trustee